NOTICE OF SUBSEQUENT OFFERING PERIOD FOR

                         THE OFFER TO PURCHASE FOR CASH

                            ALL OUTSTANDING SHARES OF

                         DUNES HOTELS AND CASINOS, INC.

                   SERIES B, $7.50 CUMULATIVE PREFERRED STOCK
                         AT $30.00 NET PER SHARE IN CASH

                                       BY

                         DUNES HOTELS AND CASINOS, INC.

      This notice amends and updates the information contain in the Offer to Purchase dated October 31, 2000, as amended by the supplement dated
December 21, 2000, relating to the offer by the Dunes Hotels and Casinos, Inc. to purchase all of the outstanding shares of its series B, $7.50 cumulative preferred stock. The date of this notice is February 15, 2001.

      At 4:00 p.m., Central Time on Thursday, February 15, 2001, the Offer expired. Based on information provided by the Depositary, 397,118 Common Shares and 874 Preferred Shares were validly tendered and not withdrawn prior to the expiration of the Offer. Prior to the expiration of the Offer, the Dunes waived all unsatisfied conditions to the Offer and all validly tendered and not withdrawn shares were accepted, payment for which will be made promptly. The tendered shares represent 7.8% of the outstanding Common Shares and 9.1% of the outstanding Preferred Shares. The tendered shares will be cancelled and as a result, Steve K. Miller, indirectly through General Financial Services, Inc. and GFS Acquisition Company, Inc., will own 82.7% of the Common Shares and
1.4% of the Preferred Shares.

      Immediately prior to the expiration of the offer, the Offerors announced that the subsequent offering period for the Offer for Preferred Shares will begin at 9:00 a.m. Central time, on Friday, February 16, 2001 and will expire at 4:00 p.m., Central time, on Friday, March 16, 2001.
During the subsequent offering period, Preferred Shares will be accepted and promptly paid for as they are tendered. The same per share consideration paid during the initial offering period is extended through the subsequent offering period. Preferred Shares that are tendered during the subsequent offering period may not be withdrawn. There is no subsequent offering period for the Common Shares.





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